Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors of
The Toro Company:

We consent to incorporation by reference in the Registration Statement (No. 333-119504) on Form S-8 of The Toro Company, of our report dated June 26, 2009, relating to the statements of net assets available for benefits of The Toro Company Investment, Savings, and Employee Stock Ownership Plan as of December 31, 2008 and 2007, the related statements of changes in net assets available for benefits for the years then ended, and the supplemental schedule of Schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2008, which report appears in the December 31, 2008 annual report on Form 11-K of The Toro Company Investment, Savings, and Employee Stock Ownership Plan.

/s/ KPMG LLP
Minneapolis, Minnesota
June 26, 2009